

16012097

STATES
HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
FEB 29 2016
Washington DC
409

SEC FILE NUMBER
8-~~67019~~ 8-67685 JG

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2015** (MM/DD/YY) AND ENDING **DECEMBER 31, 2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BCW SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 Wright Street – 1st Floor
Westport, CT 06880

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SRV CPA, PC
(Name - *if individual, state last, first, middle name*)

4 Executive Blvd, Suite 304	**Suffern**	**NY**	**10901**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JG

OATH OR AFFIRMATION

I, **Mark Bernegger**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BCW Securities LLC** as of **DECEMBER 31, 2015**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Managing Member
Title



Notary Public


KARSYS VENTURA LORA
Notary Public, State of Connecticut
My Commission Expires Nov. 30, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BCW SECURTIES, LLC

REPORT ON AUDIT OF FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of

The Securities Exchange Act of 1934

SEC File No. 8-67685

FOR THE YEAR ENDED DECEMBER 31, 2015

BCW SECURITIES, LLC
TABLE OF CONTENTS
FOR THE YEAR ENDED DECEMBER 31, 2015


SRV

Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 www.srvcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of BCW Securities, LLC

We have audited the accompanying statement of financial condition of BCW Securities, LLC as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of BCW Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BCW Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule of Computation of Net Capital for Brokers and Dealers Under SEC Rule 15c3-1, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3, Computation for Determination of the Reserve Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of BCW Securities, LLC's financial statements. The supplemental information is the responsibility of BCW Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SRV CPA, PC

Suffern, New York
February 26, 2016

BCW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS		
Current assets		
Cash and cash equivalents	$	24,604
Accounts Receivable, net		3,000
Intercompany Receivable		1,600
Prepaid Expenses		7,887
Total current assets		**37,091**
TOTAL ASSETS	**$**	**37,091**
LIABILITIES AND MEMBER'S EQUITY		
Current liabilities		
Accounts payable and accrued expenses	$	2,980
Total current liabilities		**2,980**
Commitments and Contingent Liabilities		
Member's equity		
Member's equity		34,111
Total member's equity		**34,111**
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**37,091**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue	
Investment banking income	$ 497,131
Other Income	12,000
	509,131
Expenses	
Commissions	458,845
Employee compensation and benefits	48,000
Professional fees	10,000
Rent	12,000
Regulatory and compliance	26,106
Communications	6,000
Equipment lease	4,800
Supplies	2,400
Other operating expenses	600
Bank Charges	424
	569,175
Net Loss	**$ (60,044)**

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

	Member's Equity
Balance at January 1, 2015	$ 15,355
Net Loss	(60,044)
Capital Contributions	78,800
Balance at December 31, 2015	$ 34,111

The accompanying notes are an integral part of these financial statements.

BCW SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net Loss	$	(60,044)
Adjustments to reconcile net loss to net cash flows provided by operating activites:		
Expenses Paid by Member (see note below)		73,800
(Increase) decrease in operating assets:		
Accounts Receivable		(2,000)
Intercompany receivable		(1,600)
Prepaid Expenses		(568)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(1,575)
Net cash provided by operating activities		8,013
Cash flows from financing activities:		
Member contributions		5,000
Net cash provided by financing activities		5,000
Net increase in cash and cash equivalents		13,013
Cash and cash equivalents, beginning of year		11,591
Cash and cash equivalents, end of year	$	24,604
Noncash investing and financing activities:		
Expenses paid by member on behalf of Company included as member contributions	$	73,800

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

BCW Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on February 5, 2008. The Company was organized on April 24, 2007 in the State of Delaware and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in Connecticut and its sole member is Riverside Management Group, LLC ("Management"). The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

The Company considers all highly liquid investments, except for those held for long-term investment, with maturities of three months or less when purchased to be cash equivalents.

Accounts Receivable

Investment banking income due but not yet received that is expected to be collected within one year is recorded as accounts receivable at net realizable value. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Investment banking revenues, which include fees earned from placement services and corporate finance consulting, are recognized when the transaction closes and realization is reasonably assured.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. The operating results of the Company are included in the tax return of Management and passed through to its partners. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements. As of December 31, 2015, the member's tax years for 2014, 2013 and 2012 are subject to examination by the tax authorities. The Company has evaluated its current tax positions and has concluded that as of December 31, 2015, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (CONT'D)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through February 26, 2016, which is the date the financial statements were available to be issued.

2) FAIR VALUE MEASUREMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priori ty to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE MEASUREMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the u se of observable inputs and minimize the u se of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents. Short-Term Financial Instruments. and Accounts Payable

The carrying amounts approximate fair value because of the short maturity of these instruments.

3) ACCOUNTS RECEIVABLE

BCW uses the allowance method to recognize accounts receivable that may not be collectible. The Company regularly reviews all accounts and determines which are past due and may not be collectible. Any amounts that are written off are charged against the allowance. As of December 31, 2015 the allowance for doubtful accounts was $12,000.

4) INTERCOMPANY RECEIVABLE

As of December 31, 2015 there is an Intercompany Receivable in the amount of $1,600. There are currently no repayment terms in place for this receivable.

5) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated December 6, 2007, the sole member provides all support services for the Company including, among others, employee compensation, office space, equipment u se, and communications in the normal course of business.

The Company pays a monthly fee in relation to the Agreement. For the year ended December 31, 2015, fees charged by the sole member totaled $73,800. These expenses have been reflected in the statement of income in the appropriate categories.

6) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. As of December 31, 2015, there were no uninsured balances.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer.

7) INDEMNIFICATIONS

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connections with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $21,624 which is $16,624 in excess of required net capital of $5,000. The Company's net capital ratio at December 31, 2015 is 0.14 to 1.

9) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

BCW SECURITIES, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED DECEMBER 31, 2015

Total member's equity		$ 34,111
Non-allowable assets, deductions and charges:		
Accounts Receivable	3,000	
Intercompany Receivable	1,600	
Prepaid expenses	7,887	
Total non-allowable assets, deductions and charges		12,487
Net capital		$ 21,624
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $2,980)		$ 199
Minimum dollar net capital requirement		5,000
Minimum capital required		5,000
Excess net capital		$ 16,624
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 21,326
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 2,980
Percentage of aggregate indebtedness to net capital		14%
Ratio of aggregate indebtedness to net capital		0.14 to 1

A reconciliation is not necessary pursuant to rule 17a-5(d)(4) since there were no material differences between the computations of aggregate indebtedness and net capital as computed above and the computation by the Company included in Form X-17A-5 as of December 31, 2015, filed on January 27, 2015.

See accompanying notes to the financial statements.

BCW SECURITIES, LLC
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

BCW SECURITIES, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2015

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.



Scialo, Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of BCW Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) BCW Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which BCW Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2(i)) (the "exemption provisions") and (2) BCW Securities, LLC stated that BCW Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. BCW Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BCW Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SRV CPA, PC

Suffern, New York
February 26, 2016

BCW Securities, LLC

Exemption Report

BCW Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provision") and (2) the Company met the exemption provision throughout the most recent fiscal year 2015 without exception.

BCW Securities, LLC



Managing Member

February 24, 2016


SRV

Scialo Reimann & Varley
4 Executive Boulevard, Suite 304
Suffern, New York 10901
Tel: (845) 533-4690 Fax: (845) 533-4691 *www.srvcpa.com*

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
BCW Securities, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by BCW Securities, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating BCW Securities, LLC's compliance with the applicable instructions of Form SIPC-7. BCW Securities, LLC's management is responsible for BCW Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SRV, CPA PC

Suffern, New York
February 26, 2016

BCW SECURITIES, LLC
SCHEDULE OF SIPC ASSESSMENT PURSUANT TO RULE 17a-5(e)(4)
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenue:	
Total revenue (FOCUS Part II A Line 9)	$509,131
Deductions:	
Total deductions	0
SIPC net operating revenue	$509,131
SIPC general assessment at .0025	$1,273
Less: **SIPC-6 Payment October 14, 2015**	$378
Assessment balance: **SIPC-7 payment February 23, 2016**	$895
Total Paid (SIPC-6 & SIPC-7 General Assessment)	$1,273

See the accompanying notes to the financial statements.